Exhibit 99.2

Hi everyone,

My name is Yulia Topchiy and I work as a specialist on the Masterworks art acquisitions team.

Our latest offering is by Adrian Ghenie and is titled, “xAxnxtxexlxoxpxex xAxtxtxaxcxkxexdx xNxexaxrx xGxaxsx xPxixpxex x2x.” This work is a dynamic large-scale example from a series that was inspired by the work of Henri Rousseau, an iconic 19th century French artist.

Adrian Ghenie is one of the most celebrated and influential contemporary artists working today. His works are in the permanent collections of noted institutions, such as the Museum of Modern Art in New York, the Los Angeles County Museum of Art, the Centre Pompidou in Paris, the Hermitage Museum in Saint Petersburg and the Tate in London. The artist’s cultural relevance and recognition has also translated into commercial success. In 2021, Adrian Ghenie ranked in the top 60 artists, with total auction turnover of almost $40 million (per Artprice, prices are inclusive of buyer’s premium).

To find potential investment opportunities from the artist, our acquisitions team is actively sourcing works by Adrian Ghenie, and has been offered over 45 examples from around the world, some of which are in excess of $6 million. Of these 45 works, we have currently selected four to be offered on the Masterworks platform.

As of June 2022, large scale paintings which reference art historical precedents account for two of the artist’s top six auction records including led by “Degenerate Art” from 2016, which sold for almost $9.3 million on May 19, 2022, and “Lidless Eye,” which sold for almost $7.1 million on October 6, 2020. All prices are inclusive of buyer’s premium.

Between October 2014 and May 2022, auction sales of paintings similar to “xAxnxtxexlxoxpxex xAxtxtxaxcxkxexdx xNxexaxrx xGxaxsx xPxixpxex x2x,” defined as works on canvas that measure 76 by 76 inches to 136 by 136 inches, excluding examples from the “Pie Fight” series and bust-length portraits, such as works from the “Lidless Eye” series, have increased at an estimated annualized appreciation rate of 16.9%.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Investing involves risk and past price performance is not indicative of future results. Diversification and asset allocation do not ensure profit or guarantee against loss. There are significant differences between art and other asset classes. Investing involves risk, including loss of principal. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterworks dot io slash cd.